Exhibit 99.1

CLIK Announces Strategic Acquisition of Leading Nursing Care Competitor, Expanding Market Presence and Talent Pool

Hong Kong, March 14, 2025 (GLOBE NEWSWIRE) -- Today, Click Holdings Limited (NASDAQ: CLIK) (“Click” or the “Company” or “we” or “our”), a provider of human resources (“HR”) solutions in Hong Kong specializing in Seniors Nursing Care, Logistics, and Professional HR services, today announced the 25% acquisition of a prominent nursing care competitor. The acquired company, which has over 10-year experience in serving Hong Kong seniors and maintains a talent pool of over 9,000 nursing personnel, significantly strengthens Click’s position in the healthcare HR sector.

This strategic acquisition aligns with Click’s mission to enhance workforce solutions and bridge the growing demand for skilled nursing professionals. By integrating the acquired company’s extensive talent pool with Click’s existing database of over 11,000 registered personnel, Click will be able to provide a more robust and comprehensive HR solution for healthcare institutions and clients across Hong Kong and beyond.

“This acquisition marks a transformative milestone for Click as we continue to expand our footprint in the nursing care HR sector,” said Mr. Chan, CEO of Click. “By combining our expertise, technology-driven approach, and an enlarged talent pool, we are poised to meet the increasing demand for high-quality nursing professionals. This move also reinforces our commitment to delivering innovative and reliable workforce solutions to our clients.”

The acquisition is expected to generate significant synergies, optimizing operational efficiencies, and expanding service offerings. With the combined talent pool exceeding 19,000 registered personnel, Click will strengthen its ability to support healthcare providers with a larger, highly skilled workforce. Additionally, the acquisition will enable Click to further expand its market share in Home Seniors Nursing Services, aligning with its strategic vision of developing ‘Smart Home Nursing Solutions for Seniors.’

With this strategic move, Click continues its growth trajectory and commitment to providing top-tier HR solutions across multiple industries. Further details regarding integration plans and long-term strategies will be announced in the coming months.

About Click Holdings Limited

We are a fast-growing human resources solutions provider based in Hong Kong, aiming to match our client’s human resources shortfall through our proprietary AI-empowered talent pool by one “click”. Our key businesses primarily include nursing solution (mainly seniors) services, logistics solution services and professional solution services.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Email: jack.wong@jfy.hk
Phone: +852 2691 8200